Exhibit 99.3

31 May 2018

General Manager

The Company Announcements Office

Australian Securities Exchange

Dear Sir

RESULTS OF ANNUAL GENERAL MEETING — 31 MAY 2018

In accordance with ASX Listing Rule 3.13.2 and section 251AA(2) of the Corporations Act, Sundance Energy Australia Limited advise details of the outcome in respect of each resolution before the meeting and numbers of valid proxy votes as detailed in TABLE 1 below.

Resolutions 2, 3 and 4 were passed unanimously on a show of hands. Resolution 1 passed on a poll, as detailed in TABLE 2.

TABLE 1 — PROXY VOTING RESULTS

	Number of Proxy Votes
Resolution	For	Against	Abstain	At Proxy Discretion
1. Adoption of Remuneration Report	2,236,459,982	1,045,301,228	27,447,345	4,308,022
2. Re-election of Neville Wayne Martin as a Director	2,932,030,588	310,652,332	82,651,553	4,308,022
3. Re-election of Damien Ashley as a Director	3,208,105,999	9,456,921	107,771,553	4,308,022
4. Consolidation Resolution	2,721,112,094	565,533,511	38,688,868	4,308,022

TABLE 2 — POLL RESULTS

	Number of Votes
Resolution	For	Against	Abstain
1. Remuneration Report	2,241,223,003	1,045,301,228	27,447,346

For further information or other information, please contact:

Mike Hannell, Chairman	Damien Connor, Company Secretary
Tel: +61 8 8363 0388	Tel: +61 8 8363 0388

Sundance Energy Australia Limited

A Ground Floor 28 Greenhill Rd Wayville SA 5034 | T (08) 8363 0388 | E inquiries@sundanceenergy.net  www.sundanceenergy.com.au